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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption
Under Rule U-3A-2 from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

CONSOLIDATED EDISON, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        Consolidated Edison, Inc. ("Claimant") is a corporation organized and existing under the laws of the State of New York. Claimant is a holding company, which acquires and hold securities of other corporations. Claimant's principal place of business is 4 Irving Place, New York, N.Y. 10003. Claimant has the following subsidiaries:

A. Consolidated Edison Company of New York, Inc. ("Con Edison") is a public utility organized and existing as a corporation under the laws of the State of New York. Con Edison supplies electric service in all of New York City (except part of Queens) and most of Westchester County, New York, an approximately 660 square mile service area with a population of more than 8 million. It also supplies gas in Manhattan, The Bronx and parts of Queens and Westchester, and steam in part of Manhattan. All of Con Edison's Common Stock is held by Claimant. Con Edison's principal place of business is 4 Irving Place, New York, N.Y. 10003. Con Edison has the following subsidiaries:

        1.     Davids Island Development Corp. ("DIDCO") is organized and existing as a corporation under the laws of the State of New York. It owns real property, acquired as a possible site for an electric generating plant, in Dutchess and Columbia Counties in New York State. It is in the process of disposing of the property. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place, New York, N.Y. 10003.

        2.     D.C.K. Management Corp. ("DCK") is a corporation organized and existing as a corporation under the laws of the State of New York. It owns real property in the City of New York. It is a wholly-owned subsidiary of Con Edison. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

        3.     Honeoye Storage Corporation ("Honeoye") a corporation organized and existing under the laws of the State of New York. It was incorporated to own and operate a gas storage facility in upstate New York. It is 28.81 percent owned by Con Edison.

        4.     Steam House Leasing LLC ("SHL"), a Delaware limited liability company, a wholly owned subsidiary of Con Edison that leases a steam generating plant that produces steam for Con Edison's steam distribution business. Its principal place of business is 4 Irving Place New York, N.Y. 10003.

B. Orange and Rockland Utilities, Inc. ("O&R") is a public utility organized and existing as a corporation under the laws of the State of New York. O&R provides service to over 200,000 electric and almost 120,000 gas customers in New York in a service area covering all of Rockland County, most of Orange County, and part of Sullivan County. All of O&R's Common Stock is held by Claimant. O&R's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965. O&R has the following subsidiaries:

        1.     Rockland Electric Company ("RECO") is a public utility organized and existing as a corporation under the laws of the State of New Jersey. RECO supplies electric service to about 70,000 customers in New Jersey in the northern parts of Bergen and Passaic Counties and small areas in northern Sussex County. All of RECO's Common Stock is held by O&R. RECO's principal place of business is 82 East Allendale Avenue, Saddle River, N. J. 07458. RECO has the following subsidiaries:

          a.     Enserve Holdings, Inc. ("Enserve"), a wholly-owned subsidiary of RECO, organized and existing as a corporation under the laws of Delaware. All of Enserve's Common Stock is held by RECO. Enserve is currently inactive. Enserve's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        2.     Pike County Light & Power Company ("Pike"), a public utility organized and existing as a corporation under the laws of Pennsylvania. Pike supplies electricity to about 4,200 customers and gas to about 1,000 customers in the northeastern corner of Pike County, Pennsylvania. All of Pike's Common Stock is held by O&R. Pike's principal place of business is c/o Beecher, Rose & Klemeyer, 402 Broad Street, Milford, Pennsylvania 18337.

        3.     Clove Development Corporation ("Clove") is an inactive real estate sales company, organized and existing as a corporation under the laws of New York. Clove no longer owns any real estate; its sole assets are cash and mortgage receivables. All of Clove's common stock is held by O&R. Clove's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

        4.     O&R Development, Inc. ("ORDEVCO"), is a commercial real estate development company, organized and existing as a corporation under the laws of Delaware, whose principal asset is land located at the Interchange Commerce Center in Harriman, New York. All of ORDEVCO's common stock is held by O&R. ORDEVCO's principal place of business is One Blue Hill Plaza, Pearl River, N.Y. 10965.

C. Consolidated Edison Solutions, Inc. ("CES") is organized and existing as a corporation under the laws of the State of New York. It is in the business of providing wholesale and retail energy and related services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604. CES has the following subsidiary:

        1.     CES/AEI/OLF Cogeneration L.L.C. ("CAO"), a New York limited liability company in which CES has a 50% interest. CAO was formed to own, operate, and maintain a distributed generation facility located in Bronx, New York. CAO's principal place of business is c/o Consolidated Edison Solutions, Inc., 701 Westchester Avenue, Suite 300 East, White Plains, New York, 10604.

D. Consolidated Edison Development, Inc. ("CEDI") is organized and existing as a corporation under the laws of New York. It is in the business of investing in foreign and domestic energy and other infrastructure projects and marketing of Con Edison's technical services. It is a wholly-owned subsidiary of Claimant. Its principal place of business is 111 Broadway, 16th Floor, New York, N.Y. 10006. CEDI has the following subsidiaries:

        1.     Con Edison Development Guatemala, Ltd. ("CEDG") a corporation organized and existing under the laws of the Cayman Islands. It is in the business of investing in energy projects in Central America. It is a wholly-owned subsidiary of CEDI. Its principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. CEDG has the following subsidiary:

          a.     Energy Finance Partners of Central America ("EPCA") is a limited partnership organized and existing under the laws of the Cayman Islands. It was organized to invest in an electric power project in Guatemala. CEDG owns an approximately 99.99% interest in EPCA. EPCA's principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies. EPCA has the following subsidiary

            (i)    EPCA has a 49% interest in Generadora Electrica del Norte, Limitada, ("GENOR") a foreign utility company. See Item 4, below.

        2.     Consolidated Edison Leasing, LLC (formerly, Consolidated Edison Leasing, Inc.—"CEL"), a limited liability company organized and existing under the laws of Delaware. CEL is a wholly-owned subsidiary of CEDI and has an investment in a leveraged lease transaction. CEL's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        3.     Con Edison Leasing, LLC. ("CELLLC"), a limited liability company organized and existing under the laws of Delaware. CELLLC is a wholly-owned subsidiary of CEDI and has an investment in a leveraged lease transaction. CELLLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

        4.     CED Ada, Inc. ("CEDA"), a corporation organized and existing under the laws of the state of Delaware. CEDA, a wholly-owned subsidiary of CEDI, was organized to invest in a power plant in Michigan. CEDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDA has the following subsidiary:

          a.     CED/DELTA Ada, LLC. ("CDA"), a limited liability company organized and existing under the laws of Delaware. CEDA owns an approximate 96 percent interest in CDA. CDA's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CDA has the following subsidiary:

            (i)    CDA owns a 49.5 percent limited partnership interest and a 0.5 percent general partnership interest in Ada Cogeneration Limited Partnership ("ACLP") which owns a 30 megawatt gas-fired qualifying cogeneration facility under the Public Utility Regulatory Policy Act of 1977 in Ada, Michigan.

        5.     CED/SCS Newington, LLC ("CED/SCS"), a Delaware limited liability company, approximately 95% of which is owned by CEDI. CED/SCS's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED/SCS has the following subsidiary:

          a.     Newington Energy, LLC ("NELLC") a Delaware limited liability company wholly-owned by CED/SCS. NELLC operates a 525 MW electric generating facility in Newington, New Hampshire, which qualifies as an exempt wholesale generator ("EWG"). See Item 4. NELLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        6.     CED Generation Holding Company, LLC, a Delaware limited liability company ("CED Holding") wholly-owned by CEDI. CED Holding's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED Holding has the following subsidiaries:

          a.     CED Operating Company, LLC, a Delaware limited liability company (formerly, CED Operating Company, L.P.—"CED Operating"). CED Operating provides operating and administrative services to Lakewood Cogeneration, L.P., a Delaware limited partnership ("Lakewood Cogen"), which owns a 236MW power plant located in Lakewood New Jersey. CED Operating's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

          b.     CED-Lakewood, Inc., a New York corporation ("CEDL") wholly-owned by CED Holding, which in turn owns 100% of CED Generation Lakewood Company, a Delaware corporation ("CGLC"). CEDL and CGLC each owns a 1% general partners interest in Lakewood Cogen. CEDL and CGLC's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

          c.     Lakewood Cogen, in which CED Holding has a 78% limited partner interest and CEDL and CGLC each owns a 1% general partner interest. Lakewood Cogen owns a 236 MW power plant located in Lakewood, New Jersey. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. Lakewood is an EWG. See Item 4.

        7.     Ocean Peaking Power, L.L.C., a Delaware limited liability company ("OPP"). OPP owns a 333 MW peaking power plant located adjacent to the site of the Lakewood generating plant. OPP's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. OPP is an EWG. See Item 4.

        8.     Consolidated Edison Energy Massachusetts, Inc. ("CEEMI"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEEMI was established for the purpose of owning and operating 290 MW of generation facilities acquired from Western Massachusetts Electric Company. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEEMI is an EWG. See Item 4.

        9.     CEDST, LLC ("CEDST"), a Delaware limited liability company, wholly-owned by CEDI. CEDST's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDST has the following subsidiary:

          a.     CED 42, LLC ("CED42"), a Delaware limited liability company, wholly-owned by CEDST. CED42 and CEDST were formed to invest in a low-income housing transaction, which will generate tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. CED42's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006

        10.   CED Rock Springs, Inc. ("CEDRS"), a corporation organized and existing under the laws of Delaware, wholly-owned by CEDI. CEDRS owns a 333 MW electric generating facility located in Rock Springs, Maryland. CEDRS' principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CEDRS is an EWG. See Item 4.

        11.   Con Edison Development Acquisition and Finance, Ltd. ("CEDAF") a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDI. CEDAF owns a ..01% interest in EPCA. CEDAF's principal place of business is Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies. CEDAF has the following subsidiary:

          a.     Termopuerto Holdings, Ltd. (formerly Con Edison El Salvador One, Ltd ("THL")), a corporation organized under the laws of the Cayman Islands, wholly-owned by CEDAF. THL was organized in connection with a potential investment in El Salvador, which was never made. THL's' principal place of business is c/o Maples and Calder, Attorneys-at-Law, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands British West Indies. THL has the following subsidiary:

            (i)    Termopuerto Limitada de C.V. ("TLC"), an entity organized under the laws of El Salvador, which is owned 99.95% by THL. TLC was to be the operating company for a potential investment in El Salvador which was never made. TLC's principal place of business is 79 Av. Norte, Calle Poniente 4051, San Salvador, El Salvador.

        12.   CED Generation Holding Company II, LLC, a Delaware limited liability company ("CED Holding II"). CED Holding II's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006. CED Holding II was organized in connection with a proposed corporate reorganization, which was never executed.

E. Consolidated Edison Energy, Inc. ("CEEI"), a corporation organized and existing under the laws of the State of New York. CEEI is an energy trading company that markets specialized energy supply services to wholesale customers. CEEI is a wholly-owned subsidiary of Claimant. CEEI's principal place of business is 701 Westchester Avenue, Suite 201 West, White Plains, N.Y. 10604. CEEI has the following subsidiary:

        1.     Competitive Shared Services, Inc. ("CSSI"), a corporation organized and existing under the laws of the State of New York. CSSI provides accounting and other services to CES, CEDI, CEEI and CEC Holding. CSSI's principal place of business is 701 Westchester Avenue, Suite 300 East, White Plains, N.Y. 10604.

F. Consolidated Edison Communications Holding Company, Inc. ("CEC Holding") is organized and existing as a corporation under the laws of New York. Its principal place of business is 55 Broad Street, New York, N.Y. 10004. CEC Holding has the following subsidiaries:

        1.     CEC Holding Member, Inc., ("CEC Member") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CEC Member is the non-managing member of CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

        2.     Con Edison Communications, Inc. ("CECI") a corporation organized and existing under the laws of New York, wholly-owned by CEC Holding. CECI is the managing member of CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004.

        3.     Con Edison Communications, LLC ("CECLLC"), a limited liability company organized and existing under the laws of the State of New York. CECLLC owns, leases, operates or invests in facilities used for telecommunications or otherwise competes in the telecommunications industry. CEC Member has a 99% interest and CECI has a 1% interest in CECLLC. Its principal place of business is 55 Broad Street, New York, N.Y. 10004. CECLLC has the following subsidiary:

          a.     Consolidated Edison Communications of Virginia, Inc. ("CECOV"), a corporation organized and existing under the laws of Virginia. CECOV, which is wholly-owned by CECLLC, was formed to own, lease, operate or invest in facilities used for telecommunications or otherwise compete in the telecommunications industry within the Commonwealth of Virginia. To date, no telecommunications activities have occurred within Virginia. CECOV's principal place of business is 55 Broad Street, New York, N.Y. 10004.

G. Consolidated Edison, Inc. (originally incorporated as CWB Holdings, Inc.), a corporation organized and existing under the laws of Delaware and wholly-owned by Claimant which owns a 99% interest in each of N Acquisition LLC and X Holding LLC, each of which is a limited liability company organized and existing under the laws of Massachusetts. N Acquisition LLC owns the remaining 1% interest in X Holding LLC and X Holding LLC owns the remaining 1% interest in N Acquisition LLC. These entities were established in connection with Claimant's October 1999 agreement to acquire Northeast Utilities and are collectively referred to herein as the "Merger Subs." The Merger Subs' principal place of business is c/o Consolidated Edison, Inc., 4 Irving Place, New York, N.Y. 10003.

        2.     A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

See Item 2 of Claimant's Annual Report on Form 10-K for the year ended December 31, 2003 (which information is incorporated herein by reference).

        3.     The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  (a)
  Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

	Electric (kwhrs) Retail	Electric (kwhrs) Wholesale	Gas (Dth) Retail
Claimant	None	None	None
Con Edison	30,628,082,000	97,485,000	104,031,207
O&R	2,575,897,982	None	17,079,560
RECO	1,513,905,733	None	N/A
Pike	67,863,087	None	150,037

  (b)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

	Electric (kwhrs)	Gas (Dth)
Claimant	None	None
Con Edison	None	None
O&R	None	None
RECO	None	N/A
Pike	None	None
  (c)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	94,825,000		227,688	*
O&R	None	**	60,488	**
RECO	None		N/A
Pike	None		None

    *
    Includes gas sold to energy service companies at the pipeline metering facilities in New York.

    **
    Excludes energy purchased sold to RECO or Pike.

  (d)
  Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	Electric (kwhrs)		Gas (Dth)
Claimant	None		None
Con Edison	23,299,000		174,204,212	*
O&R	None			*
RECO	213,278,516	**	N/A
Pike	75,694,021	**		**

    *
    Includes gas purchased from energy service companies operating in New York pursuant to balancing obligations and gas purchased at the pipeline's metering facilities in New York. Gas is purchased jointly for Con Edison and O&R with costs allocated based upon throughput and other factors.

    **
    RECO and Pike purchase energy from O&R at state line.

        4.     The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a)
    Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Generadora Electrica del Norte, Limitada ("GENOR") is a foreign utility company, organized and existing as a Sociedad de Responsabilidad Limitada under the laws of Guatemala. GENOR owns and operates a 42 megawatt electric generating facility in the city of Puerto Barrios, Department of Izabel, Republic of Guatemala. Electric energy generated by the facility is sold to industrial and wholesale customers in Guatemala and El Salvador. See Item 1.D.1. The company's principal place of business is Edificio Murano Center, Oficina 1001, 14 Calle 3-51, Zona 10, Guatemal City, Guatemala, CA 01010.

      NELLC operates a 525 MW electric generating facility in Newington, New Hampshire, which qualifies as an EWG. See Item 1.D.5. The company's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      CEEMI owns and operates 281 MW of generation facilities, most of which was acquired from Western Massachusetts Electric Company. See Item 1.D.8. CEEMI's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      Lakewood Cogen owns a 236 MW power plant located in Lakewood, New Jersey. See Item 1. D.6. Lakewood Cogen's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      OPP owns a 333 MW power plant located in Lakewood, New Jersey. See Item 1.D.7. OPP's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

      CEDRS owns a 333 MW power plant located in Rock Springs, Maryland. See Item 1.D.10. CEDRS's principal place of business is c/o Consolidated Edison Development, 111 Broadway, 16th Floor, New York, New York 10006.

    (b)
    Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      Claimant owns 100% of CEDI. CEDI owns 100% of CEDG, which owns 99.99% of EPCA. CEDI owns 100% of CEDAF, which owns 0.01% of EPCA. EPCA owns 49% of GENOR.

      Claimant owns 100% of CEDI, which owns 95% of CED/SCS, which owns 100% of NELLC.

      Claimant owns 100% of CEDI, which owns 100% of CEEMI.

      Claimant owns 100% of CEDI, which owns 100% of CED Holding, which owns 80% of Lakewood Cogen (78% directly and 2% indirectly through 100% ownership in CEDL and CGLC which own 1% each).

      Claimant owns 100% of CEDI, which owns 100% of OPP.

      Claimant owns 100% of CEDI, which owns 100% of CEDRS.

    (c)
    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      At December 31, 2003, Claimant, directly or indirectly, had capital invested, including loans, in GENOR, NELLC, CEEMI, Lakewood Cogen, OPP and CEDRS of $13.5 million, $(16.1) million, $102.5 million, $79.1 million, $149.1 million and $150.2 million respectively. Claimant's investment in GENOR is in the form of an Aportaciones de Capital interest (similar to a limited liability company interest). Claimant's investments in NELLC and OPP are in the form of a limited liability company investment. Claimant's investments in CEEMI and CEDRS is that of a stockholder. Claimant's investment in Lakewood Cogen is in the form of a limited partnership interest.

      NELLC entered into an operating lease arrangement with a limited partnership (Lessor) to finance the purchase, installation, assembly and construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (Newington Project). See Note T to Claimant's financial statements in Item 8 of Claimant's Annual Report on Form 10-K for the year ended December 31, 2003 (which information is incorporated herein by reference).

      CEDI issued a standby/documentary letter of credit relating to the operations of Lakewood Cogen. This letter of credit which is payable on demand, collateralizes the company's obligations to third parties and is irrevocable and non-renewable. The outstanding letter of credit as of December 31, 2003 was $7 million.

      CEDG has issued a guarantee to support certain obligations relating to the operations of the GENOR project. This guarantee has a maximum amount that cannot exceed $2.0 million, is payable on demand, and supports GENOR's obligations to a third party.

    (d)
    Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      GENOR's capitalization was $26.3 million at September 30, 2003 and it had net loss of $1.2 for the twelve months ended September 30, 2003. Claimant does not have more recent such information.

      NELLC's capitalization was $334.7 million at December 31, 2003 and it had net loss of $37 for the year then ended, including cumulative effects of accounting changes.

      CEEMI's capitalization was $102.5 million at December 31, 2003 and it had net loss of $2.4 million for the year then ended.

      Lakewood Cogen's capitalization was $292.8 million at December 31, 2003 and it had net income of $120.8 million for the year then ended, including cumulative effect of accounting change.

      OPP's capitalization was $150.2 million at December 31, 2003 and it had a net loss of $0.5 million for the period then ended.

      CEDRS' capitalization was $149.2 million at December 31, 2003 and it had a net income of $0.7 million for the period then ended.

    (e)
    Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

      CEEI markets electricity generated by, and provides services to, CEEMI, NELLC, OPP and CEDRS. The fees and revenues from such arrangements are not material to Claimant.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating financial statements are attached hereto as Exhibit A.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

An organization chart is attached hereto as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February 2004.

CONSOLIDATED EDISON, INC.
By:	/s/ EDWARD J. RASMUSSEN
Edward J. Rasmussen Vice President and Controller

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Peter J. Barrett
Associate General Counsel/Assistant Secretary
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, N.Y. 10003

CEI Consolidating Balance Sheet

December 31, 2003

	CEI Holding	CECoNY Consolidated	Orange and Rockland Utilities, Inc.	Con Edison Communications Consolidated	Con Edison Development	Con Edison Energy	Con Edison Solutions	Consolidation Entries	Non-Regulated Eliminations	CEI Eliminations	Consolidated Edison, Inc.
Utility Plant
Utility Plant	—	15,866,682,821.90	1,209,975,410.67	—	—	—	—	—	—	—	17,076,658,232.57
Accumulated Depreciation	—	(3,696,304,964.06)	(372,891,347.37)	—	—	—	—	—	—	—	(4,069,196,311.43)
Construction Work In Progress	—	1,247,188,435.43	29,319,082.26	—	—	—	—	—	—	—	1,276,507,517.69

Net Utility Plant	—	13,417,566,293.27	866,403,145.56	—	—	—	—	—	—	—	14,283,969,438.83

Non-Utility Plant
Unregulated Generating Assets, Less Accumulated Depreciation	—	—	—	—	855,313,536.15	—	—	18,180,446.88	—	—	873,493,983.03
Non-Utility Property Less Accumulated Depreciation	—	25,493,490.23	391,935.81	21,586,094.06	(199,006.59)	1,802,829.73	6,467,285.93	—	—	—	55,542,629.17
Construction Work in Progress	—	—	—	8,549,403.94	3,534,365.77	—	—	—	—	—	12,083,769.71

Non-Utility Plant	—	25,493,490.23	391,935.81	30,135,498.00	858,648,895.33	1,802,829.73	6,467,285.93	18,180,446.88	—	—	941,120,381.91

Current Assets
Cash and Temporary Investments	786,749.45	32,690,645.79	8,674,230.72	(196,886.23)	8,243,951.02	484,072.00	(1,400,845.61)	—	—	—	49,281,917.14
Restricted Cash	—	—	800,000.00	—	17,070,567.61	—	—	—	—	—	17,870,567.61
Accounts Receivable—Customers, Less Allowance for Uncollectible	—	691,631,752.72	57,203,955.63	3,789,026.94	—	—	37,753,441.45	—	—	—	790,378,176.74
Other Accounts Receivable Less Allowance for Uncollectible	262,256.93	104,669,540.11	7,610,351.85	24,907.32	7,944,426.85	62,881,688.49	906,589.26	—	—	—	184,299,760.81
Receivable from Affiliated Companies	7,683,904.28	28,301,782.28	11,359,149.46	—	9,726,685.92	4,445,866.98	4,294,558.64	—	(15,287,784.51)	(50,524,163.05)	—
Accrued Unbilled Revenue	—	—	18,049,342.67	—	—	—	42,751,556.59	—	—	—	60,800,899.26
Fuel, at Average Cost	—	23,577,761.09	—	—	9,006,561.75	—	—	—	—	—	32,584,322.84
Gas In Storage	—	115,372,713.78	28,843,178.46	—	—	3,033,741.81	2,365,356.67	—	—	—	149,614,990.72
Materials and Supplies, at Average Cost	—	88,592,773.28	5,975,226.17	—	5,611,358.46	—	—	—	—	—	100,179,357.91
Prepayments	—	73,710,272.46	17,352,117.14	1,151,860.13	3,810,058.23	1,034,770.30	412,804.97	—	—	—	97,471,883.23
Special Deposits	815,724.69	52,594,058.18	7,000.00	—	—	—	—	—	—	—	53,416,782.87
Other Current Assets	—	6,161,327.72	10,143,479.55	100,397.95	—	34,229,085.08	11,388,243.25	—	(6,212,339.00)	—	55,810,194.55

Current Assets	9,548,635.35	1,217,302,627.41	166,018,031.65	4,869,306.11	61,413,609.84	106,109,224.66	98,471,705.22	—	(21,500,123.51)	(50,524,163.05)	1,591,708,853.68

Other Investments
Other Investments—Other	6,040,070.05	3,363,067.20	—	1.00	238,268,897.22	—	—	—	—	(0.85)	247,672,034.62
Investment in Subsidiaries	7,520,946,390.95	—	—	—	—	—	—	—	—	(7,520,946,390.95)	—

Other Investments	7,526,986,461.00	3,363,067.20	—	1.00	238,268,897.22	—	—	—	—	(7,520,946,391.80)	247,672,034.62

Deferred Charges, Regulatory Assets and Noncurrent Assets
Goodwill	409,404,213.00	—	—	—	—	—	—	(3,602,672.94)	—	—	405,801,540.06
Intangible Assets	—	—	—	—	108,823,399.00	—	2,175,541.72	—	—	—	110,998,940.72
Prepaid Pension Costs	—	1,257,126,486.41	—	—	—	—	—	—	—	—	1,257,126,486.41
Regulatory Assets:
Future Federal Income Taxes	—	588,571,000.00	39,941,168.00	—	—	—	—	—	—	—	628,512,168.00
Recoverable Energy Costs	—	176,429,924.75	87,194,390.12	—	—	—	—	—	—	—	263,624,314.87
Sale of Nuclear Generating Plant	—	159,263,334.91	—	—	—	—	—	—	—	—	159,263,334.91
Real Estate Sale Cost—First Avenue Properties	—	138,056,147.62	—	—	—	—	—	—	—	—	138,056,147.62
Deferred Retirement Program Costs	—	33,094,226.78	44,274,099.22	—	—	—	—	—	—	—	77,368,326.00
Deferred Environmental Remediation Reserve Costs	—	115,502,073.92	38,664,464.64	—	—	—	—	—	—	—	154,166,538.56
Accrued Unbilled Gas Revenue	—	43,594,000.00	—	—	—	—	—	—	—	—	43,594,000.00
Worker's Compensation	—	51,215,816.36	—	—	—	—	—	—	—	—	51,215,816.36
Deferral Asbestos—Related Reserve Costs	—	37,700,000.00	1,083,200.00	—	—	—	—	—	—	—	38,783,200.00
Divesture—Capacity Replacement Reconciliation	—	16,022,000.00	—	—	—	—	—	—	—	—	16,022,000.00
Deferred Revenue Taxes	—	44,986,855.61	2,754,953.22	—	—	—	—	—	—	—	47,741,808.83
World Trade Center Restoration Costs	—	68,069,905.30	—	—	—	—	—	—	—	—	68,069,905.30
NYS Tax Law Changes	—	23,328,350.49	—	—	—	—	—	—	—	—	23,328,350.49
Property Tax Reconcillation	—	40,730,033.00	—	—	—	—	—	—	—	—	40,730,033.00
Other Regulatory Assets	—	103,937,222.85	6,842,641.86	—	—	—	—	—	—	—	110,779,864.71

Total Regulatory Assets	—	1,640,500,891.59	220,754,917.06	—	—	—	—	—	—	—	1,861,255,808.65

Other Deferred Charges and Noncurrent Assets	11,151,396.29	202,389,995.51	15,562,812.40	—	8,193,043.72	8,915,797.00	19,654,007.79	—	—	—	265,867,052.71

Deferred Charges, Regulatory Assets and Noncurrent Assets	420,555,609.29	3,100,017,373.51	236,317,729.46	—	117,016,442.72	8,915,797.00	21,829,549.51	(3,602,672.94)	—	—	3,901,049,828.55

Total Assets	7,957,090,705.64	17,763,742,851.62	1,269,130,842.48	35,004,805.11	1,275,347,845.11	116,827,851.39	126,768,540.66	14,577,773.94	(21,500,123.51)	(7,571,470,554.85)	20,965,520,537.59

Common Stockholders' Equity
Common Stock Issued	24,905,092.00	588,720,235.00	5,000.00	50,099.00	20,000.00	10.00	20,000.00	—	—	(588,815,344.00)	24,905,092.00
Other Paid-in Capital, Premium on Common Stock	1,988,737,902.65	1,260,348,413.82	194,498,789.81	217,625,511.00	558,548,185.66	13,246,998.43	71,410,195.67	—	—	(2,315,893,796.27)	1,988,522,200.77
Gain on Resale or Cancellation of Reacquired Capital Stock	—	13,943,328.01	—	—	—	—	—	—	—	—	13,943,328.01
Accumulated Other Comprehensive Income	—	(5,704,403.69)	(10,590,692.00)	—	(3,579,536.49)	22,979.54	3,912,796.46	—	—	(0.12)	(15,938,856.30)
Capital Stock Expense—Common Stock	(31,755,003.79)	(35,275,279.93)	—	—	—	—	—	—	—	31,755,003.79	(35,275,279.93)
Capital Stock Expense—Preferred Stock	—	(3,500,392.67)	—	—	—	—	—	—	—	—	(3,500,392.67)
Treasury Stock	(39,149,051.52)	(962,092,491.50)	—	—	—	—	—	—	—	—	(1,001,241,543.02)
Retained Earnings	5,431,189,490.11	4,625,863,740.78	186,153,826.03	(148,756,253.64)	(2,008,728.61)	1,339,783.59	(8,938,486.48)	14,577,773.94	—	(4,647,992,255.20)	5,451,428,890.52

Common Stockholders' Equity	7,373,928,429.45	5,482,303,149.82	370,066,923.84	68,919,356.36	552,979,920.56	14,609,771.56	66,404,505.65	14,577,773.94	—	(7,520,946,391.80)	6,422,843,439.38

Preferred Stock	—	212,562,527.00	—	—	—	—	—	—	—	—	212,562,527.00
Long-Term Debt	525,000,000.00	5,458,224,192.00	302,200,000.00	—	471,022,521.79	—	1,181,544.07	—	—	—	6,757,628,257.86
Unamortized Premium (Discount)	(230,818.41)	(22,841,440.85)	(1,191,001.28)	—	—	—	—	—	—	—	(24,263,260.54)

Capital	7,898,697,611.04	11,130,248,427.97	671,075,922.56	68,919,356.36	1,024,002,442.35	14,609,771.56	67,586,049.72	14,577,773.94	—	(7,520,946,391.80)	13,368,770,963.70

Noncurrent Liabilities
Minority Interest in Consolidated Subsidiaries	—	—	—	—	42,356,984.29	—	(396,866.96)	—	—	—	41,960,117.33
Obligations Under Capital Leases	—	35,754,000.00	—	523,820.00	—	—	—	—	—	—	36,277,820.00
Provision for Injuries and Damages	—	183,572,144.09	10,117,118.12	—	—	—	—	—	—	—	193,689,262.21
Pension and Retiree Benefits	—	107,313,723.01	97,969,359.80	—	—	—	—	—	—	—	205,283,082.81
Superfund and Other Environmental Costs	—	153,100,749.38	39,637,700.72	—	—	—	—	—	—	—	192,738,450.10
Independent Power Producer Buyout	—	30,600,000.00	—	—	—	—	—	—	—	—	30,600,000.00
Other Noncurrent Liabilities	—	7,126,251.24	16,762,719.00	730,685.20	15,112,986.94	8,079,737.00	971,862.28	—	—	—	48,784,241.66

Noncurrent Liabilities	—	517,466,867.72	164,486,897.64	1,254,505.20	57,469,971.23	8,079,737.00	574,995.32	—	—	—	749,332,974.11

Current Liabilities
Long-Term Debt Due Within One Year	—	150,000,000.00	—	—	15,801,028.00	—	118,683.00	—	—	—	165,919,711.00
Notes Payable	42,389,591.56	98,976,887.78	14,974,350.09	—	2,432,831.55	—	—	—	—	—	158,773,660.98
Accounts Payable	8,823,408.25	713,380,712.47	71,037,741.70	3,964,004.41	3,684,490.76	58,204,128.12	45,602,621.56	—	(258.96)	(12,062.41)	904,684,785.90
Accounts Payable to Affiliated Companies	1,071,461.68	12,149,668.09	33,246,624.77	592,085.54	3,032,146.06	4,835,421.50	3,411,981.71	—	(7,827,288.71)	(50,512,100.64)	—
Customer Deposits	—	214,312,603.07	13,839,788.45	—	—	—	—	—	—	—	228,152,391.52
Accrued Taxes	2,412,998.00	94,650,925.60	4,373,070.45	(10,920,219.47)	(22,412,722.32)	406,378.87	280,154.02	—	—	—	68,790,585.15
Interest Accrued	8,966,840.35	87,868,163.95	5,393,575.16	—	—	—	—	—	—	—	102,228,579.46
Other Current Liabilities	3,255,651.76	225,510,595.09	8,207,403.61	8,676,609.19	14,429,896.19	30,807,001.96	5,228,975.60	—	(13,672,575.84)	—	282,443,557.56

Current Liabilities	66,919,951.60	1,596,849,556.05	151,072,554.23	2,312,479.67	16,967,670.24	94,252,930.45	54,642,415.89	—	(21,500,123.51)	(50,524,163.05)	1,910,993,271.57

Deferred Credits and Regulatory Liabilities
Accumulated Deferred Federal Income Tax	(8,526,857.00)	2,166,764,797.31	138,393,054.96	(39,428,591.42)	176,907,761.29	(148,020.62)	3,965,079.73	—	—	—	2,437,927,224.25
Deferred Tax Liability—Future Federal Income Tax	—	588,571,000.00	39,941,168.00	—	—	—	—	—	—	—	628,512,168.00
Accumulated Deferred Investment Tax Credits	—	99,770,000.00	5,495,384.00	—	—	—	—	—	—	—	105,265,384.00
Regulatory Liabilities:
Allowance for Cost of Removal less Salvage	—	721,441,814.33	56,100,592.05	—	—	—	—	—	—	—	777,542,406.38
NYSIO Reconciliation	—	134,198,281.32	—	—	—	—	—	—	—	—	134,198,281.32
Gain on Divesture	—	55,056,851.04	1,083,200.00	—	—	—	—	—	—	—	56,140,051.04
Deposit from Sale of First Avenue Properties	—	50,000,000.00	—	—	—	—	—	—	—	—	50,000,000.00
Refundable Energy Costs	—	—	20,686,488.55	—	—	—	—	—	—	—	20,686,488.55
Accrued Electric Rate Reduction	—	31,785,130.73	—	—	—	—	—	—	—	—	31,785,130.73
DC Service Incentive	—	37,914,524.09	—	—	—	—	—	—	—	—	37,914,524.09
Transmission Congestion Contracts	—	284,316,515.01	—	—	—	—	—	—	—	—	284,316,515.01
Gas Rate Plan—WTC Recovery	—	36,318,898.76	—	—	—	—	—	—	—	—	36,318,898.76
Excess Earnings	—	49,153,000.00	—	—	—	—	—	—	—	—	49,153,000.00
Natural Gas Refunds	—	9,040,299.20	—	—	—	—	—	—	—	—	9,040,299.20
NYS Tax Law Changes	—	18,218,294.03	—	—	—	—	—	—	—	—	18,218,294.03
Gas Interference-Cost Sharing	—	10,091,943.40	—	—	—	—	—	—	—	—	10,091,943.40
Federal Income Tax Refund	—	29,482,572.70	—	—	—	—	—	—	—	—	29,482,572.70
Gas Interruptible Sales Credits	—	25,503,499.00	—	—	—	—	—	—	—	—	25,503,499.00
Steam Special Franchise Tax	—	9,860,839.49	—	—	—	—	—	—	—	—	9,860,839.49
Other Regulatory Liabilities	—	161,689,739.47	16,897,540.83	—	—	—	—	—	—	—	178,587,280.30

Regulatory Liabilities	—	1,664,072,202.57	94,767,821.43	—	—	—	—	—	—	—	1,758,840,024.00

Other Deferred Credits	—	—	3,898,039.66	1,947,055.30	—	33,433.00	—	—	—	—	5,878,527.96

Other Deferred Credits and Regulatory Liabilities	—	1,664,072,202.57	98,665,861.09	1,947,055.30	—	33,433.00	—	—	—	—	1,764,718,551.96

Deferred Credits and Regulatory Liabilities	(8,526,857.00)	4,519,177,999.88	282,495,468.05	(37,481,536.12)	176,907,761.29	(114,587.62)	3,965,079.73	—	—	—	4,936,423,328.21

Total Capital and Liabilities	7,957,090,705.64	17,763,742,851.62	1,269,130,842.48	35,004,805.11	1,275,347,845.11	116,827,851.39	126,768,540.66	14,577,773.94	(21,500,123.51)	(7,571,470,554.85)	20,965,520,537.59

CEI Consolidating Income Statement

For The Year Ended December 31, 2003

	CEI Holding	CECoNY Consolidated	Orange and Rockland Utilities, Inc	Con Edison Communications Consolidated	Con Edison Development	Con Edison Energy	Con Edison Solutions	Non-Reg Eliminations	Consolidation Entries	CEI Eliminations	Consolidated Edison, Inc.
Operating Revenues
Electric	—	6,334,213,623.25	529,794,254.19	—	—	—	—	—	—	(1,223,598.43)	6,862,784,279.01
Gas	—	1,295,020,924.79	197,277,661.37	—	—	—	—	—	—	(237,078.90)	1,492,061,507.26
Steam	—	536,973,593.48	—	—	—	—	—	—	—	—	536,973,593.48
Non Utility	—	—	3,548.38	19,397,973.97	302,673,236.65	53,651,543.33	578,376,429.03	(17,316,442.86)	6,120,576.00	(7,660,451.53)	935,246,412.97

Operating Revenues	—	8,166,208,141.52	727,075,463.94	19,397,973.97	302,673,236.65	53,651,543.33	578,376,429.03	(17,316,442.86)	6,120,576.00	(9,121,128.86)	9,827,065,792.72

Operating Expenses
Purchased Power	—	3,123,377,226.92	251,043,924.50	—	43,884,979.45	42,324,622.79	473,459,073.43	(4,106,980.54)	4,106,982.00	(7,702,528.35)	3,926,387,300.20
Fuel	—	357,673,289.81	—	—	146,624,459.36	—	—	—	—	—	504,297,749.17
Gas Purchased for Resale	—	715,357,236.39	119,680,799.48	—	—	—	17,226,766.60	(7,223,767.32)	2,013,594.00	(332,947.21)	846,721,681.94
Other Operations	—	835,130,963.84	138,954,406.08	47,933,615.01	76,092,177.71	8,215,689.72	34,275,239.93	(5,985,695.00)	—	(1,085,650.40)	1,133,530,746.89
Impairment Charges	—	—	—	139,521,201.47	17,644,318.45	—	370,628.15	—	1,543,477.50	—	159,079,625.57
Maintenance	—	322,657,845.74	30,821,023.95	—	—	—	—	—	—	—	353,478,869.69
Depreciation and Amortization	—	458,218,790.67	34,114,220.43	12,370,565.70	19,559,969.73	696,597.28	3,389,448.93	—	399,592.93	—	528,749,185.67
Taxes, Other Than Income Taxes	82.36	1,040,066,399.77	50,643,074.22	1,032,799.60	6,311,852.64	8,241.65	17,746,716.43	—	—	—	1,115,809,166.67
Income Taxes	(11,832,072.00)	371,752,263.04	33,801,647.68	(73,400,043.36)	(9,542,705.00)	994,718.10	12,984,152.96	—	—	—	324,757,961.42

Operating Expenses	(11,831,989.64)	7,224,234,016.18	659,059,096.34	127,458,138.42	300,575,052.34	52,239,869.54	559,452,026.43	(17,316,442.86)	8,063,646.43	(9,121,125.96)	8,892,812,287.22

Operating Income	11,831,989.64	941,974,125.34	68,016,367.60	(108,060,164.45)	2,098,184.31	1,411,673.79	18,924,402.60	—	(1,943,070.43)	(2.90)	934,253,505.50

Other Income (Deductions)
Investment Income	5,521.54	435,796.01	1,599,566.03	11,439.06	1,165,111.54	86,286.01	1,053,937.69	—	—	—	4,357,657.88
Allowance for Equity Funds Used During Construction	—	14,646,811.89	187,634.30	—	—	—	—	—	—	—	14,834,446.19
Other Income	(1,324,300.55)	26,882,876.58	(1,953,004.04)	—	—	8,268.64	(728,367.15)	—	—	—	22,885,473.48
Other Income—Intercompany	534,997,152.91	—	—	—	—	—	—	—	—	(534,997,152.91)	—
Other Deductions	(3,383,956.58)	(10,817,107.20)	(2,021,086.66)	—	(2,124,834.74)	—	—	—	—	1,764,953.92	(16,582,031.26)
Income Taxes—Non Operating	4,696,020.19	5,112,282.00	197,607.00	—	—	—	—	—	—	—	10,005,909.19

Other Income (Deductions)	534,990,437.51	36,260,659.28	(1,989,283.37)	11,439.06	(959,723.20)	94,554.65	325,570.54	—	—	(533,232,198.99)	35,501,455.48
Interest Charges
Interest on Long-Term Debt	26,966,959.72	346,184,410.38	19,272,948.66	—	13,996,865.41	—	—	—	(5,403,174.80)	—	401,018,009.37
Intercompany Interest	—	—	—	—	—	—	—	—	—	—	—
Other Interest Expense	1,445,871.32	42,434,054.76	1,513,391.37	116,938.00	—	56,530.87	245,095.76	—	(454,140.17)	—	45,357,741.91
Allowance for Borrowed Funds used During Construction	—	(12,282,424.89)	(224,227.25)	—	—	—	—	—	—	—	(12,506,652.14)

Net Interest Charges	28,412,831.04	376,336,040.25	20,562,112.78	116,938.00	13,996,865.41	56,530.87	245,095.76	—	(5,857,314.97)	—	433,869,099.14

Income Before Preferred Stock Dividends	518,409,596.11	601,898,744.37	45,464,971.45	(108,165,663.39)	(12,858,404.30)	1,449,697.57	19,004,877.38	—	3,914,244.54	(533,232,201.89)	535,885,861.84
Preferred Stock Dividend Requirements	—	(11,323,256.94)	—	—	—	—	—	—	—	—	(11,323,256.94)
Income Before Cumulative Effect of Changes in Accounting Principle	518,409,596.11	590,575,487.43	45,464,971.45	(108,165,663.39)	(12,858,404.30)	1,449,697.57	19,004,877.38	—	3,914,244.54	(533,232,201.89)	524,562,604.90
Cumulative Effect of Change in Accounting Principle	—	—	—	—	3,422,863.36	—	—	—	—	—	3,422,863.36

Net Income for Common Stock	518,409,596.11	590,575,487.43	45,464,971.45	(108,165,663.39)	(9,435,540.94)	1,449,697.57	19,004,877.38	—	3,914,244.54	(533,232,201.89)	527,985,468.26

Orange and Rockland Utilities, Inc. Consolidating Balance Sheet
December 31, 2003

	Orange & Rockland Utilities	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations_ORU	Consolidated ORU
Utility Plant
Utility Plant	1,014,020,833.59	186,701,261.26	9,480,843.53	—	—	(227,527.71)	1,209,975,410.67
Accumulated Depreciation	(311,607,783.88)	(58,322,520.72)	(2,961,042.77)	—	—	—	(372,891,347.37)
Construction Work In Progress	20,685,462.25	8,234,445.13	399,174.88	—	—	—	29,319,082.26

Net Utility Plant	723,098,511.96	136,613,185.67	6,918,975.64	—	—	(227,527.71)	866,403,145.56

Non-Utility Plant
Non-Utility Property Less Accumulated Depreciation	(27,896.98)	—	19,546.13	—	400,286.66	—	391,935.81

Non-Utility Plant	(27,896.98)	—	19,546.13	—	400,286.66	—	391,935.81

Current Assets
Cash and Temporary Investments	3,966,743.33	12,005,485.50	166,720.41	15,510,055.56	135,225.92	(23,110,000.00)	8,674,230.72
Restricted Cash	800,000.00	—	—	—	—	—	800,000.00
Accounts Receivable—Customers, Less Allowance for Uncollectible	47,910,274.97	8,633,943.70	659,736.96	—	—	—	57,203,955.63
Other Accounts Receivable Less Allowance for Uncollectible	5,515,294.41	580,323.14	96,084.55	2,500,000.00	—	(1,081,350.25)	7,610,351.85
Receivables from Affiliated Companies	23,081,705.68	1,052,402.58	35,897.80	—	(40,520.62)	(12,770,335.98)	11,359,149.46
Accrued Unbilled Revenue	14,584,364.53	3,053,782.64	411,195.50	—	—	—	18,049,342.67
Gas in Storage	28,843,178.46	—	—	—	—	—	28,843,178.46
Materials and Supplies, at Average Cost	4,708,205.82	1,184,379.08	82,641.27	—	—	—	5,975,226.17
Prepayments	10,291,971.01	6,908,140.32	151,599.48	—	406.33	—	17,352,117.14
Special Deposits	1,000.00	6,000.00	—	—	—	—	7,000.00
Other Current Assets	10,143,479.55	—	—	—	—	—	10,143,479.55

Current Assets	149,846,217.76	33,424,456.96	1,603,875.97	18,010,055.56	95,111.63	(36,961,686.23)	166,018,031.65

Other Investments
Other Investments—Other	160,275,212.64	—	—	—	—	(160,275,212.64)	—

Deferred Charges, Regulatory Assets and Noncurrent Assets							—
Regulatory Assets:
Future Federal Income Taxes	32,248,967.00	7,193,773.00	498,428.00	—	—	—	39,941,168.00
Recoverable Energy Costs	10,410,255.18	80,111,365.55	142,977.53	—	—	(3,470,208.14)	87,194,390.12
Deferred Retirement Program Costs	30,875,458.30	13,128,323.63	270,317.29	—	—	—	44,274,099.22
Deferred Environmental Remediation Reserve Costs	38,664,464.64	—	—	—	—	—	38,664,464.64
Deferred Asbestos—Related Reserve Costs	1,083,200.00	—	—	—	—	—	1,083,200.00
Deferred Revenue Taxes	1,425,546.59	1,324,057.13	5,349.50	—	—	—	2,754,953.22
Other Regulatory Assets	2,957,470.29	3,871,973.70	13,197.87	—	—	—	6,842,641.86

Total Regulatory Assets	117,665,362.00	105,629,493.01	930,270.19	—	—	(3,470,208.14)	220,754,917.06

Other Deferred Charges and Noncurrent Assets	13,892,353.46	1,423,762.86	246,696.08	—	—	—	15,562,812.40

Deferred Charges, Regulatory Assets and Noncurrent Assets	131,557,715.46	107,053,255.87	1,176,966.27	—	—	(3,470,208.14)	236,317,729.46

Total Assets	1,164,749,760.84	277,090,898.50	9,719,364.01	18,010,055.56	495,398.29	(200,934,634.72)	1,269,130,842.48

Orange and Rockland Utilities, Inc. Consolidating Balance Sheet
December 31, 2003

	Orange & Rockland Utilites	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations	Consolidated ORU
Common Stockholder's Equity
Common Stock Issued	5,000.00	11,200,000.00	137,000.00	25,000.00	2,550.00	(11,364,550.00)	5,000.00
Other Paid-in Capital, Premium on Common Stock	194,498,786.94	—	—	—	—	2.87	194,498,789.81
Accumulated Other Comprehensive Income	(10,590,692.00)	—	—	—	—	—	(10,590,692.00)
Capital Stock Expense—Common Stock	—	—	—	—	—	—	—
Retained Earnings	186,153,928.92	128,798,902.41	2,718,687.27	17,943,920.90	(323,320.35)	(149,138,293.12)	186,153,826.03

Common Stockholder's Equity	370,067,023.86	139,998,902.41	2,855,687.27	17,968,920.90	(320,770.35)	(160,502,840.25)	370,066,923.84

Long-Term Debt	279,000,000.00	20,000,000.00	3,200,000.00	—	—	—	302,200,000.00
Unamortized Premium (Discount)	(1,180,209.89)	(10,791.39)	—	—	—	—	(1,191,001.28)

Capital	647,886,813.97	159,988,111.02	6,055,687.27	17,968,920.90	(320,770.35)	(160,502,840.25)	671,075,922.56

Noncurrent Liabilities							—
Provision for Injuries and Damages	10,021,793.06	95,325.06	—	—	—	—	10,117,118.12
Pension and Retiree Benefits	85,976,950.18	11,710,354.68	282,054.94	—	—	—	97,969,359.80
Superfund and Other Environmental Costs	39,637,700.72	—	—	—	—	—	39,637,700.72
Other Noncurrent Liabilities	16,762,719.00	—	—	—	—	—	16,762,719.00

Noncurrent Liabilities	152,399,162.96	11,805,679.74	282,054.94	—	—	—	164,486,897.64

Current Liabilities
Notes Payable	38,084,350.09	—	—	—	—	(23,110,000.00)	14,974,350.09
Accounts Payable	63,677,638.51	7,223,594.55	94,728.48	—	41,780.16	—	71,037,741.70
Accounts Payable to Affiliated Companies	31,879,695.86	13,158,065.21	957,467.81	39,212.00	(50,930.25)	(12,736,885.86)	33,246,624.77
Customer Deposits	11,210,792.26	2,450,081.72	178,914.47	—	—	—	13,839,788.45
Accrued Taxes	1,017,193.21	3,147,956.26	207,920.98	—	—	—	4,373,070.45
Interest Accrued	4,668,251.38	660,467.01	64,856.77	—	—	—	5,393,575.16
Other Current Liabilities	3,634,046.33	4,461,596.36	—	1,922.66	109,838.26	—	8,207,403.61

Current Liabilities	154,171,967.64	31,101,761.11	1,503,888.51	41,134.66	100,688.17	(35,846,885.86)	151,072,554.23

Deferred Credits and Regulatory Liabilities							—
Accumulated Deferred Federal Income Tax	125,760,638.00	52,007,527.96	965,277.00	—	(399,220.00)	—	178,334,222.96
Accumulated Deferred Investment Tax Credits	4,067,077.00	1,384,734.00	43,573.00	—	—	—	5,495,384.00
Regulatory Liabilities:							—
Allowance for Cost of Removal less Salvage	46,391,730.64	9,708,861.41	—	—	—	—	56,100,592.05
Gain on Divesture	1,083,200.00	—	—	—	—	—	1,083,200.00
Refundable Energy Costs	16,740,950.71	7,232,716.08	183,029.90	—	—	(3,470,208.14)	20,686,488.55
Other Regulatory Liabilities	12,561,834.33	3,775,248.60	560,457.90	—	—	—	16,897,540.83

Regulatory Liabilities	76,777,715.68	20,716,826.09	743,487.80	—	—	(3,470,208.14)	94,767,821.43

Other Deferred Credits	3,686,385.59	86,258.58	125,395.49	—	1,114,700.47	(1,114,700.47)	3,898,039.66

Deferred Credits and Regulatory Liabilities	210,291,816.27	74,195,346.63	1,877,733.29	—	715,480.47	(4,584,908.61)	282,495,468.05

Total Capital and Liabilities	1,164,749,760.84	277,090,898.50	9,719,364.01	18,010,055.56	495,398.29	(200,934,634.72)	1,269,130,842.48

Orange and Rockland Utilities, Inc. Consolidating Income Statement
For the Year Ended December 31, 2003

	Orange & Rockland Utilites	Rockland Electric Consolidated	Pike County Light and Power Company	CLOVE Development Corp.	ORDEVCO	Eliminations	Consolidated ORU
Operating Revenues
Electric	409,970,601.40	138,065,030.72	6,724,262.95	9,918.25	—	(24,975,559.13)	529,794,254.19
Gas	197,406,843.01	—	1,060,072.25	—	—	(1,189,253.89)	197,277,661.37
Non Utility	—	—	—	—	3,548.38	—	3,548.38

Operating Revenues	607,377,444.41	138,065,030.72	7,784,335.20	9,918.25	3,548.38	(26,164,813.02)	727,075,463.94

Operating Expenses							—
Purchased Power	197,367,976.86	71,806,702.46	3,498,703.31	—	—	(21,629,458.13)	251,043,924.50
Gas Purchased for Resale	119,793,985.73	—	833,268.64	—	—	(946,454.89)	119,680,799.48
Other Operations	110,533,723.11	30,183,414.97	1,449,607.99	515.00	376,045.01	(3,588,900.00)	138,954,406.08
Maintenance	27,192,162.30	3,424,926.34	218,354.26	581.05	(15,000.00)	—	30,821,023.95
Depreciation and Amortization	29,866,670.28	3,986,452.47	261,097.68	—	—	—	34,114,220.43
Taxes, Other than Income Taxes	41,841,246.18	8,272,917.69	488,000.65	28,606.00	12,303.70	—	50,643,074.22
Income Taxes	25,086,791.00	8,114,513.00	287,596.68	96,106.00	216,641.00	—	33,801,647.68

Operating Expenses	551,682,555.46	125,788,926.93	7,036,629.21	125,808.05	589,989.71	(26,164,813.02)	659,059,096.34

Operating Income	55,694,888.95	12,276,103.79	747,705.99	(115,889.80)	(586,441.33)	—	68,016,367.60

Other Income (Deductions)							—
Investment Income	2,022,670.14	(478,720.84)	249.86	298,370.16	3,564.41	(246,567.70)	1,599,566.03
Allowance for Equity Funds Used During Construction	4,590.75	183,043.60	(0.05)	—	—	—	187,634.30
Other Income	8,147,851.25	4,081.61	(987.20)	(42.00)	910,232.80	(11,014,140.50)	(1,953,004.04)
Other Deductions	(1,451,729.96)	(544,047.42)	(25,309.28)	—	—	—	(2,021,086.66)
Income Taxes—Non Operating	(24,074.00)	217,249.00	4,432.00	—	—	—	197,607.00

Other Income (Deductions)	8,699,308.18	(618,394.05)	(21,614.67)	298,328.16	913,797.21	(11,260,708.20)	(1,989,283.37)

Interest Charges							—
Interest on Long-Term Debt	17,401,386.39	1,630,843.92	240,718.35	—	—	—	19,272,948.66
Other Interest Expense	1,632,332.55	80,349.33	33,273.42	—	14,003.77	(246,567.70)	1,513,391.37
Allowance for Borrowed Funds used During Construction	(104,493.26)	(117,107.35)	(2,626.64)	—	—	—	(224,227.25)

Net Interest Charges	18,929,225.68	1,594,085.90	271,365.13	—	14,003.77	(246,567.70)	20,562,112.78

Net Income for Common Stock	45,464,971.45	10,063,623.84	454,726.19	182,438.36	313,352.11	(11,014,140.50)	45,464,971.45

Consolidated Edison Development, Inc.
Consolidating Balance Sheet
For The Period Ended December 31, 2003

	Consolidated Edison Development, Inc Consolidated	Elimination	CED Generation Holding Company, LLC	Consolidated Edison Energy of Massachusetts, Inc.	Consolidated Edison Development Inc.	Consolidated Edison Leasing LLC	Consolidated Edison Development Guatemala, Ltd.	CED Ada, Inc.	Con Edison Leasing LLC	CED/SCS Newington, LLC	CEDST, LLC	CEEMI Expansion, Inc.	Ocean Peaking Power, LLC	CED Rock Springs, Inc.
Non-Utility Plant
Unregulated Generating Assets, Less Accumulated Depreciation	855,313,536.15	(10,735,939.73)	119,692,449.36	39,349,265.35	18,229,878.14	—	—	—	—	332,689,157.00	—	55,950,866.14	152,151,696.28	147,986,163.61
Non-Utility Property Less Accumulated Depreciation	(199,006.59)	—	—	29,990.85	(79,899.44)	—	—	—	—	—	—	—	(149,098.00)	—
Construction Work in Progress	3,534,365.77	—	—	18,130.63	—	—	—	—	—	—	—	3,516,235.14	—	—

Non-Utility Plant	858,648,895.33	(10,735,939.73)	119,692,449.36	39,397,386.83	18,149,978.70	—	—	—	—	332,689,157.00	—	59,467,101.28	152,002,598.28	147,986,163.61

Current Assets
Cash	8,243,951.02	—	2,265,303.20	48,386.18	165,905.78	—	1,909,552.14	—	—	3,719,644.57	—	63,076.26	64,999.39	7,083.50
Temporary Investments	—	—	300,000.00	(3,070,000.00)	7,530,000.00	—	—	—	—	(11,410,000.00)	—	(1,360,000.00)	4,730,000.00	3,280,000.00
Restricted Cash	17,070,567.61	—	16,354,149.94	—	—	—	—	—	—	716,417.67	—	—	—	—
Accounts Receivable—Customers, Less Allowance for Uncollectible	7,944,426.85	(24,472,955.36)	6,519,468.09	—	(5,978,111.01)	—	—	—	—	26,154,609.16	—	3,019,804.00	1,934,143.35	767,468.62
Receivable from Affiliated Companies	9,726,685.92	(354,827,886.90)	4,301,258.64	5,880,736.16	220,259,709.53	55,216,124.14	—	—	52,158,496.30	4,212,157.78	11,297,877.81	8,469,530.44	1,329,188.93	1,429,493.09
Fuel at Average Cost	9,006,561.75	—	1,710,135.33	2,116,458.66	—	—	—	—	—	5,112,464.81	—	67,502.95	—	—
Materials and Supplies, at Average Cost	5,611,358.46	—	—	2,582,299.86	—	—	—	—	—	726.24	—	—	3,028,332.36	—
Prepayments	3,810,058.23	—	1,144,935.19	267,214.77	101,973.09	—	—	—	—	1,168,296.20	—	132,791.26	346,017.48	648,830.24

Current Assets	61,413,609.84	(379,300,842.26)	32,595,250.39	7,825,095.63	222,079,477.39	55,216,124.14	1,909,552.14	—	52,158,496.30	29,674,316.43	11,297,877.81	10,392,704.91	11,432,681.51	6,132,875.45

Other Investments
Other Investments—Other	238,268,897.22	(454,937,846.88)	—	—	459,084,007.92	94,108,831.88	13,541,174.89	10,982,846.71	107,989,262.05	(4,687.35)	7,505,308.00	—	—	—

Total Investments	238,268,897.22	(454,937,846.88)	—	—	459,084,007.92	94,108,831.88	13,541,174.89	10,982,846.71	107,989,262.05	(4,687.35)	7,505,308.00	—	—	—

Deferred Charges, Regulatory Assets and Noncurrent Assets
Intangible Assets	108,823,399.00	—	109,190,403.00	—	—	—	—	—	—	(367,004.00)	—	—	—	—
Other Deferred Charges and Noncurrent Assets	8,193,043.72	—	1,236,567.72	—	51,325.00	—	—	—	—	6,905,151.00	—	—	—	—

Deferred Charges, Regulatory Assets and Noncurrent Assets	117,016,442.72	—	110,426,970.72	—	51,325.00	—	—	—	—	6,538,147.00	—	—	—	—

Total Assets	1,275,347,845.11	(844,974,628.87)	262,714,670.47	47,222,482.46	699,364,789.01	149,324,956.02	15,450,727.03	10,982,846.71	160,147,758.35	368,896,933.08	18,803,185.81	69,859,806.19	163,435,279.79	154,119,039.06

Consolidated Edison Development, Inc.
Consolidating Balance Sheet
For The Period Ended December 31, 2003

	Consolidated Edison Development, Inc Consolidated	Elimination	Con Edison Develoment Holding Co.	Con Edison Energy of Mass Consolidated	Consolidated Edison Development Inc.	Consolidated Edison Leasing Consolidated	Consolidated Edison Guatemala, Ltd. Consolidated	Consolidated Edison Devep. Ada, Inc. Consolidated	Con Edison Leasing Inc. Consolidated	SCS/ Newington, LLC	Consolidated CEDST, LLC Consolidated	CEEMI Expansion	Ocean Peaking Power	Rock Springs 1&2
Common Stockholder's Equity
Common Stock Issued	20,000.00	(50.51)	—	30.51	20,000.00	20.00	—	—	—	—	—	—	—	—
Other Paid-in Capital, Premium on Common Stock	558,548,185.66	(390,433,898.46)	71,489,201.54	20,228,827.93	558,548,185.66	43,444,971.00	13,860,422.82	7,938,582.05	49,313,439.69	—	9,878,571.02	30,690,133.06	73,192,651.70	70,397,097.65
Accumulated Other Comprehensive Income	(3,579,536.49)	—	(4,083,990.29)	—	—	—	—	—	—	—	—	—	252,226.90	252,226.90
Retained Earnings	(2,008,728.61)	(75,244,224.75)	7,624,820.31	(1,012,190.72)	8,772,778.28	32,562,821.52	910,852.80	2,168,392.97	35,358,261.68	(18,957,450.45)	3,028,500.68	(3,438,210.14)	1,262,503.00	4,954,416.21

Common Stockholder's Equity	552,979,920.56	(465,678,173.72)	75,030,031.56	19,216,667.72	567,340,963.94	76,007,812.52	14,771,275.62	10,106,975.02	84,671,701.37	(18,957,450.45)	12,907,071.70	27,251,922.92	74,707,381.60	75,603,740.76

Long-Term Debt	471,022,521.79	—	128,395,001.00	—	—	3,383,285.94	—	—	3,408,639.85	335,835,595.00	—	—	—	—

Capital	1,024,002,442.35	(465,678,173.72)	203,425,032.56	19,216,667.72	567,340,963.94	79,391,098.46	14,771,275.62	10,106,975.02	88,080,341.22	316,878,144.55	12,907,071.70	27,251,922.92	74,707,381.60	75,603,740.76

Noncurrent Liabilities
Minority Interest in Consolidated Subsidiaries	42,356,984.29	—	31,657,029.60	—	—	—	100.00	—	—	10,699,854.69	—	—	—	—
Other Noncurrent Liabilities	15,112,986.94	(339,228,452.55)	4,083,990.17	25,960,444.88	121,099,702.51	—	—	—	—	15,412,721.21	927,399.00	30,994,528.98	82,106,398.75	73,756,253.99

Noncurrent Liabilities	57,469,971.23	(339,228,452.55)	35,741,019.77	25,960,444.88	121,099,702.51	—	100.00	—	—	26,112,575.90	927,399.00	30,994,528.98	82,106,398.75	73,756,253.99

Current Liabilities
Long-Term Debt Due Within One Year	15,801,028.00	—	12,990,000.00	—	—	131,625.00	—	—	211,046.00	2,468,357.00	—	—	—	—
Notes Payable	2,432,831.55	—	—	2,842.05	28,989.50	—	100,000.00	—	—	2,301,000.00	—	—	—	—
Accounts Payable	3,684,490.76	—	592,219.47	241,028.26	143,385.85	—	900.00	—	—	1,843,916.53	—	29,282.52	19,353.24	814,404.89
Accounts Payable to Affiliated Companies	3,032,146.06	(16,571,408.32)	1,026,777.69	22,432.28	14,999,428.37	—	—	—	—	(180,046.49)	—	587,467.57	2,318,971.19	828,523.77
Accrued Taxes	(22,412,722.32)	(22,710,424.35)	220,367.16	(1,505,869.01)	707,332.08	—	—	875,871.69	—	—	0.11	—	—	—
Other Current Liabilities	14,429,896.19	777,688.57	1,026,963.89	1,855,742.45	1,793,127.56	—	50,000.00	—	(9.69)	4,609,577.26	—	1,738,804.65	1,423,769.31	1,154,232.19

Current Liabilities	16,967,670.24	(38,504,144.10)	15,856,328.21	616,176.03	17,672,263.36	131,625.00	150,900.00	875,871.69	211,036.31	11,042,804.30	0.11	2,355,554.74	3,762,093.74	2,797,160.85

Deferred Credits
Accumulated Deferred Federal Income Tax	176,907,761.29	(1,563,858.50)	7,692,289.91	1,429,193.83	(6,748,140.78)	69,802,232.56	528,451.41	—	71,856,380.82	14,863,408.33	4,968,715.00	9,257,799.55	2,859,405.70	1,961,883.46

Deferred Credits	176,907,761.29	(1,563,858.50)	7,692,289.91	1,429,193.83	(6,748,140.78)	69,802,232.56	528,451.41	—	71,856,380.82	14,863,408.33	4,968,715.00	9,257,799.55	2,859,405.70	1,961,883.46

Total Capital and Liabilities	1,275,347,845.11	(844,974,628.87)	262,714,670.45	47,222,482.46	699,364,789.03	149,324,956.02	15,450,727.03	10,982,846.71	160,147,758.35	368,896,933.08	18,803,185.81	69,859,806.19	163,435,279.79	154,119,039.06

Consolidated Edison Development, Inc.
Consolidating Income Statement
For the Year Ended December 31, 2003

	CEI Consolidated Edison Development, Inc Consolidated	Elimination	CED Generation Holding Company, LLC	Consolidated Edison Energy of Massachusetts, Inc.	Consolidated Edison Development Inc.	Consolidated Edison Leasing LLC	Consolidated Edison Development Guatemala, Ltd.	CED Ada, Inc.	Con Edison Leasing LLC	CED/SCS Newington, LLC	CEDST, LLC	CEEMI Expansion, Inc.	Ocean Peaking Power, LLC	CED Rock Springs, Inc.
Operating Revenues
Non Utility	186,605,682.91	21,404,603.43	66,598,206.46	4,802,265.80	(21,165,010.26)	5,533,833.04	321,592.08	—	10,097,482.33	40,621,950.48	—	1,785,294.24	27,199,048.00	29,406,417.31
Non Utility Intercompany	116,067,553.74	—	—	13,277,863.64	—	—	—	—	—	89,657,337.83	—	875,906.03	4,100,950.09	8,155,496.15

Operating Revenues	302,673,236.65	21,404,603.43	66,598,206.46	18,080,129.44	(21,165,010.26)	5,533,833.04	321,592.08	—	10,097,482.33	130,279,288.31	—	2,661,200.27	31,299,998.09	37,561,913.46

Operating Expenses
Purchased Power	43,884,979.45	—	—	—	—	—	—	—	—	—	—	—	21,976,988.12	21,907,991.33
Fuel	146,624,459.36	—	23,043,710.02	6,745,181.21	—	—	—	—	—	106,516,275.75	—	2,446,511.44	2,361,270.20	5,511,510.74
Other Operations	76,092,177.71	—	7,747,282.94	6,381,254.40	7,586,384.82	—	842.40	—	—	46,221,157.99	83,192.00	2,330,891.86	2,662,230.42	3,078,940.88
Impairment Charges	17,644,318.45	—	—	—	15,062,176.45	—	2,582,142.00	—	—	—	—	—	—	—
Depreciation and Amortization	19,559,969.73	—	11,553,614.67	1,757,539.71	115,583.93	—	—	—	—	—	768,195.00	1,013,566.28	2,232,308.27	2,119,161.87
Taxes, Other Than Income Taxes	6,311,852.64	—	711,110.72	803,521.67	—	—	—	—	—	3,989,267.66	—	322,508.95	160,443.30	325,000.34
State Income Tax	(14,354,979.30)	—	—	—	(14,802,357.64)	—	—	—	—	—	—	—	—	447,378.34
Federal Income Tax	(48,070,710.82)	—	(2,276,623.93)	(1,503,214.84)	14,914,314.37	(7,986,476.00)	—	321,307.00	(10,544,761.00)	(25,345,463.22)	(2,091,778.00)	(10,714,171.80)	(3,226,976.86)	383,133.46
State Income Tax Deferred	11,719,276.20	—	—	—	11,719,276.20	—	—	—	—	—	—	—	—	—
Federal Income Tax Deferred	41,163,708.92	—	5,774,775.30	2,057,380.92	(16,024,322.91)	10,221,467.63	(1,057,053.59)	—	14,645,989.94	14,065,381.15	(316,601.00)	8,533,939.16	2,882,272.63	380,479.69

Operating Expenses	300,575,052.34	—	46,553,869.72	16,241,663.07	18,571,055.22	2,234,991.63	1,525,930.81	321,307.00	4,101,228.94	145,446,619.33	(1,556,992.00)	3,933,245.89	29,048,536.08	34,153,596.65

Operating Income	2,098,184.31	21,404,603.43	20,044,336.74	1,838,466.37	(39,736,065.48)	3,298,841.41	(1,204,338.73)	(321,307.00)	5,996,253.39	(15,167,331.02)	1,556,992.00	(1,272,045.62)	2,251,462.01	3,408,316.81

Other Income (Deductions)
Investment Income	1,165,111.54	(14,695,095.22)	—	601,208.65	13,527,168.42	548,933.64	(323,722.84)	785,786.00	498,391.37	101,839.73	120,601.79	—	—	—
Other Deductions	(2,124,834.74)	—	(1,811,797.73)	—	—	—	—	—	—	(313,037.01)	—	—	—	—

Other Income (Deductions)	(959,723.20)	(14,695,095.22)	(1,811,797.73)	601,208.65	13,527,168.42	548,933.64	(323,722.84)	785,786.00	498,391.37	(211,197.28)	120,601.79	—	—	—

Interest Charges
Interest on Long-Term Debt	13,996,865.41	(10,910,909.96)	13,708,655.70	1,649,887.64	1,167,916.05	—	46,947.95	—	—	927,797.00	—	1,879,667.74	2,775,075.06	2,751,828.23

Net Interest Charges	13,996,865.41	(10,910,909.96)	13,708,655.70	1,649,887.64	1,167,916.05	—	46,947.95	—	—	927,797.00	—	1,879,667.74	2,775,075.06	2,751,828.23

Income Before Cumulative Effect of Changes in Accounting Principle	(12,858,404.30)	17,620,418.17	4,523,883.31	789,787.38	(27,376,813.11)	3,847,775.05	(1,575,009.52)	464,479.00	6,494,644.76	(16,306,325.30)	1,677,593.79	(3,151,713.36)	(523,613.05)	656,488.58

Cumulative Effect of Change in Accounting Principle	3,422,863.36	—	6,008,530.00	—	319,231.24	—	2,114,269.38	—	—	(5,019,167.26)	—	—	—	—

Net Income for Common Stock	(9,435,540.94)	17,620,418.17	10,532,413.31	789,787.38	(27,057,581.87)	3,847,775.05	539,259.86	464,479.00	6,494,644.76	(21,325,492.56)	1,677,593.79	(3,151,713.36)	(523,613.05)	656,488.58

Exhibit B

ORGANIZATION CHART

        REFERENCE IS MADE TO ITEMS 1 AND 4 OF THIS FORM U-3A-2 FOR A DESCRIPTION OF THE COMPANIES IN CLAIMANT'S HOLDING COMPANY SYSTEM, INCLUDING INTERESTS IN SUBSIDIARIES.

CLAIMANT

A. Con Edison	B. O&R	C. CES	D. CEDI	E. CEEI	F. CEC Holding	G. Merger Subs
A.1-DIDCO	B.1-RECO	C.1-CAO	D.1-CEDG	E.1.CSSI	F.1.CEC Member
A.2-DCK	B.1.a-Enserve		D.1.a-EPCA		F.2. CECI
A.3-Honeoye	B.2.-Pike		D.1.a.(i)-GENOR (FUCO)		F.3. CECLLC
A.4-SHL	B.3.-Clove		D.2-CEL		F.3.a. CECOV
	B.4.-ORDEVCO		D.3-CELLC
D.4-CEDA
D.4.a.-CDA
D.4.a.(i)-ACLP
D.5-CED/SCS
D.5.a-NELLC (EWG)
D.6.-CED Holding
D.6.a.-CED Operating
D.6.b.-CEDL/CGLC
D.6.c.-Lakewood Cogen (EWG)
D.7.-OPP (EWG)
D.8.-CEEMI (EWG)
D.9.-CEDST
D.9.a-CED42
D.10-CEDRS (EWG)
D.11-CEDAF
D.11.a-THL
D.11.a(i)-TLC
D.12.CED Holding II

B-1

QuickLinks

EXHIBIT A
EXHIBIT B
CEI Consolidating Balance Sheet December 31, 2003
CEI Consolidating Income Statement For The Year Ended December 31, 2003
Orange and Rockland Utilities, Inc. Consolidating Balance Sheet December 31, 2003
Orange and Rockland Utilities, Inc. Consolidating Balance Sheet December 31, 2003
Orange and Rockland Utilities, Inc. Consolidating Income Statement For the Year Ended December 31, 2003
Consolidated Edison Development, Inc. Consolidating Balance Sheet For The Period Ended December 31, 2003
Consolidated Edison Development, Inc. Consolidating Balance Sheet For The Period Ended December 31, 2003
Consolidated Edison Development, Inc. Consolidating Income Statement For the Year Ended December 31, 2003
ORGANIZATION CHART
CLAIMANT